THIS DOCUMENT IS A COPY OF THE FORM 12b-25 FILED ON NOVEMBER 16, 2000, PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.
SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 AMENDMENT NO. 1 NOTIFICATION OF LATE FILING
Commission File No.
|  |   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |X|   Form 10-Q    |  |   Form N-SAR

For the period ended: September 30, 2000

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Telscape International, Inc. 1325 NORTHMEADOW PARKWAY, SUITE 110 ROSWELL, GEORGIA 30076

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, could not be filed within the prescribed time period because certain information and data relating to and necessary for the preparation of the Form 10-Q for the quarter ended September 30, 2000, could not be obtained by the registrant within the time period without unreasonable effort or expense. Management anticipates that the Registrant's Form 10-Q will be filed on or before November 20, 2000.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Peter Alexander	(770)	432-6800

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-Q for the period ended September 30, 2000, because results of operations to be set forth in the report present the results of operations of Pointe Communications Corporation ("Pointe"), which merged with Telscape International, Inc. ("Telscape") on June 2, 2000. This purchase accounting treatment is mandated by accounting principals generally accepted in the United States because the majority of the equity of the combined companies is held by former Pointe shareholders. Accordingly, the results reflect the full quarter and year to date results of Pointe and the results of Telscape from the merger date through September 30, 2000 only. The 1999 results are Pointe's only and do not reflect any Telscape results. The Registrant anticipates that it will report an increase in revenues from $12,965,450 to $35,579,528 and an increase in net loss available to common shareholders from $7,464,310 to $27,856,595 for the three month period ended September 30, 2000 as compared to the same period in 1999.

Telscape International, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2000	By:	/s/ Peter Alexander Peter Alexander President

INSTRUCTION: The form may be signed by an executive officer of the regisrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other thatn an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).